UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2018 (Report No. 3) Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)
10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 20, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a notice (the “Notice”) that the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on Friday, August 24, 2018, at 10:00 a.m., Pacific Time, at 4655 Executive Drive, Suite 700, San Diego, CA 92121. In connection with the Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Meeting (the “Proxy Statement”), describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting, and various other details related thereto, attached hereto as Exhibit 99.1;

2.	A copy of Appendix A to the Proxy Statement, the proposed Amended and Restated Compensation Policy for Company Office Holders, attached hereto as Exhibit 99.2;

3.	A copy of Appendix B to the Proxy Statement, the proposed Company 2018 Omnibus Equity Incentive Plan, attached hereto as Exhibit 99.3; and

4.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.4.

Exhibits

99.1	Notice and Proxy Statement dated July 27, 2018 for the Annual and Extraordinary General Meeting of Shareholders to be held on Friday, August 24, 2018 (“Proxy Statement”)
99.2	Appendix A to the Proxy Statement: Amended and Restated Compensation Policy for Company Office Holders
99.3	Appendix B to the Proxy Statement: Company 2018 Omnibus Equity Incentive Plan
99.4	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: July 27, 2018

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